

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

05010294

SUPPL

Date August 03, 2005
Contact Martina C. Schuler

Unaxis Holding AG *82-34643*
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

Nicolas Weidmann
Corporate Communications

Enclosure

- **Rainer Mück named CFO of Unaxis**

Unaxis Management AG   Martina C. Schuler
Churerstrasse 120   Phone +41 58 360 96 05
P.O. Box   Fax   +41 58 360 98 05
8808 Pfäffikon SZ   martina.schuler@unaxis.com
Switzerland   www.unaxis.com

    Contraves Space

Media Release

Rainer Mück named CFO of Unaxis

Pfäffikon SZ, August 3, 2005 – The Board of Directors of Unaxis has appointed Rainer Mück as the company's new Chief Financial Officer and member of the Executive Board.

Designated Group CFO Rainer Mück (39) will assume his new post in the course of the fourth quarter 2005 and will take responsibility for the global financial management of the entire Unaxis group. To date, Rainer Mück was responsible for global tax matters at Frankfurt-based Commerzbank as the head of its tax division. Prior to that, he spent many years at General Electric and PriceWaterhouseCoopers in management positions in the field of corporate finance, most recently as Head of Tax Matters for General Electric Germany. Rainer Mück is a proven expert in the industrial and banking sectors who brings with him in-depth professional experience. He has a degree in business management from the University of Bamberg.

For further information, please contact:

Unaxis Management AG	Unaxis Management AG
Media Relations	**Investor Relations**
Nicolas Weidmann	Dr. Philipp Gamper
Tel. +41 58 360 96 05	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 91 93
E-mail media.relations@unaxis.com	E-mail investor.relations@unaxis.com

Unaxis Management AG   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.unaxis.com
CH-8808 Pfäffikon SZ



Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management AG   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.unaxis.com
CH-8808 Pfäffikon SZ